PROXY VOTING RESULTS

On May 21, 2014, a special meeting of the shareholders of the Fund was held at the offices of the Trust for the purpose of:

1.	Approval an investment advisory agreement with respect to the Fund between Golub Group, LLC and the Trust.

2.	Approval and ratification of the retention of payments of certain advisory fees for advisory services performed by the Golub Group, LLC and to approve and ratify the right to recoup advisory fees waived and/or expenses reimbursed to the Fund by Golub Group, LLC.

Below are the voting results from the special meeting:

1.	Approval of investment advisory agreement:

For	2,034,524
Against	0
Abstain	3,261

2.	Approval and ratification of retention of payments and recoupment of advisory fees waived/reimbursed:

For	2,034,524
Against	0
Abstain	3,261